EXHIBIT 23.2

NOTICE REGARDING CONSENT OF ARTHUR ANDERSEN LLP

On May 8, 2002, MacroPore dismissed Arthur Andersen LLP as its independent auditor and appointed KPMG LLP to replace Arthur Andersen.  MacroPore’s understanding is that the staff of the Securities and Exchange Commission has taken the position that it will not accept consents from Arthur Andersen if the engagement partner and the manager for the MacroPore audit are no longer with Arthur Andersen.  Both the engagement partner and the manager for the MacroPore audit are no longer with Arthur Andersen.  As a result, MacroPore has been unable to obtain Arthur Andersen’s written consent to the incorporation by reference into MacroPore’s registration statement on Form S-8, SEC File No. 333-82074 (the “Registration Statement”) of its audit report with respect to MacroPore’s consolidated financial statements as of December 31, 2001 and 2000 and for the years then ended.  (Arthur Andersen had duly consented to the inclusion of this audit report in the Registration Statement as originally filed, and the audit report was duly included.)  Under these circumstances, we believe that Rule 437 (a) under the Securities Act permits MacroPore to file this Form 10-K without a written consent from Arthur Andersen.

Section 11(a) of the Securities Act of 1933, as amended (the “Securities Act”), provides that if any part of a registration statement at the time such part becomes effective contains an untrue statement of a material fact or an omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring a security pursuant to such registration statement (unless it is proved that at the time of such acquisition such person knew of such untruth or omission) may sue, among others, every accountant who has consented to be named as having prepared or certified any part of the registration statement, or as having prepared or certified any report or valuation which is used in connection with the registration statement, with respect to the statement in such registration statement, report or valuation which purports to have been prepared or certified by the accountant.

SEC regulations indicate that whenever a new Form 10-K report is incorporated by reference into a previous registration statement on Form S-8, there shall be deemed a new registration statement applicable to the offering thereafter of securities under the registration statement, for purposes of determining liability under the Securities Act.

Accordingly, it would follow that for the offering after today of securities under the Registration Statement, Arthur Andersen will not have any liability under Section 11(a) of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen or any omissions of a material fact required to be stated therein.  Accordingly, you would be unable to assert a claim against Arthur Andersen under Section 11(a) of the Securities Act for any purchases of securities under the Registration Statements made on or after the date of this Form 10-K. To the extent provided in Section 11(b)(3)(C) of the Securities Act, however, other persons who are liable under Section 11(a) of the Securities Act, including the Company’s officers and directors, may still rely on Arthur Andersen’s original audit reports as being made by an expert for purposes of establishing a due diligence defense under Section 11(b) of the Securities Act.